99-7

Organizational Structure

The following is a flow chart of the Company and its wholly owned subsidiaries as of the most recent financial year-end.

Aspen Group Resources Corporation

Ontario Corporation

       (Continued under Yukon)

Cotton Valley Operating company Texas Corporation 100% wholly owned	Aspen Energy Group, Inc. Nevada Corporation 100% wholly owned	Aspen Endeavour Resources Inc. Alberta Corporation 100% wholly owned	Aspen Minerals Group, Inc. Nevada Corporation 100% wholly owned
United Cementing & Acid Co Kansas Corporation 100% wholly owned.

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